Exhibit 99.2

Core AI Announces Launch of AI Home Design App: HomeGPT

Sees Rapid Growth Across North America, Japan and South Korea as AI Renovation
Platform Enters Commercial Scale-Up Phase

Miami, FL — June 11, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI technology and infrastructure company, today announced the launch of HomeGPT, an AI powered home design and renovation application. As a key part of the company’s vertical AI application strategy, HomeGPT combines multimodal generative AI, spatial understanding, image editing, smart layout generation and AI video capabilities to turn a single home photo into a full design experience.

During the three-months open beta period, despite the lack of extensive marketing, HomeGPT’s active users across North America, Japan and South Korea have grown from approximately 2,000 to more than 130,000 representing over 6x growth. Paid conversion has increased by approximately 210% from early product versions, while users have generated more than 380,000 AI design tasks across interior, exterior, garden and renovation use cases. The company believes this rapid momentum validates AI home design as a high-engagement, visually viral and commercially valuable AI category.

“HomeGPT’s growth shows that AI home design is no longer just an image-generation novelty. It is becoming a new entry point for renovation, real estate visualization, home furnishing commerce and professional design services,” said Aitan Zacharin, CEO of Core AI Holdings. “Before users spend thousands of dollars renovating, they want to see what their future home could look like across different styles, budgets and layouts. We are compressing early-stage design exploration from days or weeks into seconds.”

HomeGPT serves homeowners, interior designers, real estate agents and home furnishing brands with features including interior design, exterior design, garden design, smart layout, object replacement, object removal, wall redesign, flooring concepts, window design, reference-style redesign and floor-plan-to-3D generation. Users can upload photos of rooms, gardens, building exteriors or hand-drawn sketches, generate high-quality renovation renderings and continue refining results through natural language conversation.

The latest version further strengthens HomeGPT’s AI designer system with furniture recommendation, multi-image upload, custom remodeling, Auto Match style selection and three levels of design freedom. Users can enter prompts such as “turn this living room into Italian quiet luxury,” “remove the old sofa and replace it with a cream fabric couch,” or “keep the original floor plan but add more storage,” and the AI will redraw the space while preserving key structural elements.

Technology Platform: An AI Design Engine Built for Spatial Intelligence

While HomeGPT’s user growth is attracting market attention, the underlying AI platform is the company’s true differentiator. HomeGPT has built a multimodal AI infrastructure specifically designed for home design workflows, supporting image generation, localized editing, conversational modification, smart layout, 3D conversion and cinematic video walkthroughs.

HomeGPT’s AI home design infrastructure is built around three core pillars:

Spatial Understanding and Structure Preservation Engine

This engine identifies walls, windows, floors, furniture, garden boundaries and exterior structures, helping preserve room proportions and layout logic during generation. It reduces common issues found in generic AI image tools, including distorted spaces, unrealistic geometry and non-buildable design outputs.

Multimodal Generative Design Models

The platform processes photos, text prompts, reference images and conversational instructions simultaneously, enabling a complete workflow from Photo-to-Design, Sketch-to-Real and Chat-to-Edit to Style Transfer. The model supports interior, exterior, garden, wall, flooring, window and furniture scenarios, helping users quickly generate personalized renovation concepts.

Cloud Task Orchestration and Monetization System

HomeGPT uses a proprietary task management and cloud orchestration system to dynamically allocate compute resources across image, video, conversation and 3D workloads. This improves generation efficiency while controlling inference costs. The platform uses a subscription-plus-credit model, creating multiple monetization layers around HD downloads, watermark removal, regeneration, video walkthroughs, premium styles and professional design features.

As multimodal image and video models from Google, OpenAI, Kling and other AI leaders continue to advance, AI design is moving from static renderings into immersive spatial experiences. HomeGPT plans to convert static renovation images into 5- to 10-second cinematic video walkthroughs, allowing users to experience future rooms through push-in camera moves, entry perspectives and changing light conditions. The company believes video-based design presentations can materially improve real estate showings, renovation sales, social sharing and home furnishing conversion.

“AI Image & Video has shown how vertical AI content applications can break out in culturally specific markets. HomeGPT is targeting a category with higher transaction value, longer decision cycles and broader commercial extensions,” said Aitan Zacharin. “Home renovation, real estate visualization, furniture shopping and professional design services are all massive markets. HomeGPT is only the beginning. Our goal is to build a global AI spatial intelligence platform.”

Looking ahead, HomeGPT plans to expand HomeGPT’s professional mode with AI furniture shopping lists, budget-aware design, similar-product e-commerce recommendations, multi-angle room consistency, 360-degree panoramas, simplified construction references and a B2B designer workstation. The company believes that as AI generation costs decline and consumer demand for personalized living spaces rises, AI home design may become one of the most commercially valuable generative AI applications across consumer internet and property technology.

The HomeGPT app is now available for download through the Apple iTunes and Google Play stores.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value. Through its subsidiary, Core Gaming, the Company operates an AI-driven mobile game development and publishing business which has generated over 800 million downloads, and built a global user base of more than 40 million players across over 140 countries.

Core AI Investor Relations

ir@coregaming.co

www.coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the advisory appointment, the joint venture between Core AI and Allianca, expected market opportunities, infrastructure demand, project pipeline, development strategy, and execution capabilities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.

Core AI Holdings, Inc.

AI Home Design App: HomeGPT